UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated January 9, 2009

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-       .

This Report on Form 6-K contains the following:-

1.	A news release dated December 8 2008 entitled ‘Vodafone, Safaricom and Western Union Announce Partnership to Deliver International Mobile Money Transfers’

2.	A news release dated December 11, 2008 entitled ‘Vodafone and MTV to Discover the Next Big Music Act’

3.	A news release dated December 16, 2008 entitled ‘Vodafone Cricket Sponsorship Announcement’

4.	A news release dated December 17, 2008 entitled ‘Vodafone Brings Last.FM Music Experience to Mobile Phones’

5.	A news release dated December 18, 2008 entitled ‘Vodafone Positioned in the Leaders Quadrant for Pan-Western European Mobile Service Providers Magic Quadrant’

6.	A news release dated December 18, 2008 entitled ‘Vodafone Completes Acquisition of Stake in Polkomtel’

7.	Stock Exchange Announcement dated December 3, 2008 entitled ‘Transaction in Own Securities’

8.	Stock Exchange Announcement dated December 5, 2008 entitled ‘Transaction in Own Securities’

9.	Stock Exchange Announcement dated December 5, 2008 entitled ‘Vodafone Group Plc (“the Company”)’

10.	Stock Exchange Announcement dated December 9, 2008 entitled ‘Transaction in Own Securities’

11.	Stock Exchange Announcement dated December 10, 2008 entitled ‘Transaction in Own Securities’

12.	Stock Exchange Announcement dated December 11, 2008 entitled ‘Transaction in Own Securities’

13.	Stock Exchange Announcement dated December 12, 2008 entitled ‘Transaction in Own Securities’

14.	Stock Exchange Announcement dated December 15, 2008 entitled ‘Transaction in Own Securities’

15.	Stock Exchange Announcement dated December 16, 2008 entitled ‘Transaction in Own Securities’

16.	Stock Exchange Announcement dated December 17, 2008 entitled ‘Transaction in Own Securities’

17.	Stock Exchange Announcement dated December 18, 2008 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

18.	Stock Exchange Announcement dated December 19, 2008 entitled ‘Transaction in Own Securities’

19.	Stock Exchange Announcement dated December 24, 2008 entitled ‘Transaction in Own Securities’

20.	Stock Exchange Announcement dated December 31, 2008 entitled ‘Transaction in Own Securities – Voting Rights and Capital’

8 December 2008

VODAFONE, SAFARICOM AND WESTERN UNION ANNOUNCE PARTNERSHIP

TO DELIVER INTERNATIONAL MOBILE MONEY TRANSFERS

Pilot launched between U.K. and Kenya

Vodafone, Safaricom, and The Western Union Company announced today that they will partner to pilot a cross-border Mobile Money Transfer (MMT) service between the U.K. and Kenya. This service will enable customers to send cross-border remittances from select locations directly to Safaricom mobile subscribers in Kenya, generally in minutes.

The initiative uses Western Union’s trusted global “hub” for processing cross-border remittances. It builds on the success of M-PESA, a mobile money transfer service in Kenya offered by Vodafone and sister company Safaricom, which has attracted over 4 million customers since its launch in March 2007.

The pilot will take place through a select number of Western Union® agents based in Reading, Berkshire. Consumers can send funds to any Safaricom mobile subscriber in Kenya in a matter of minutes. Receivers can use their funds in a variety of ways, including visiting one of 4,000 M-PESA agents in Kenya to withdraw their cash, or forwarding it on to another mobile phone in Kenya.

“The successful take-up of M-PESA in Kenya has clearly demonstrated the demand for easily accessible, secure cash payment services in emerging markets,” said Nick Hughes, Vodafone’s Head of International Mobile Payments. “Our partnership with Western Union allows M-PESA subscribers to receive international remittances and builds on the demand we have already seen domestically in Kenya.”

“This program aligns a global leader in money-transfer services, the world’s largest mobile operator group, and arguably one of the most impressive success stories in mobile money,” said Matt Dill, Senior Vice President, Western Union Digital Ventures. “In offering M-PESA users the opportunity to receive funds from abroad for the first time, these three companies are changing the way money moves around the globe.”

Michael Joseph, CEO of Safaricom, said, “This is another great step for M-PESA and will benefit many Kenyans all over the world. International remittances form a significant part of the total income for some Kenyans, and the partnership with Western Union will provide Kenyans with an opportunity to receive small values of cash from abroad in a fast, safe and affordable way.”

There are many benefits of using mobile phones for micro-transactions in a country like Kenya, where few people have bank accounts and over 10 million people have mobile phones. Furthermore, increased global migration has led to a significant increase in the flow of funds from expatriate migrant workers who send money home. Last year, for example, Kenya received approximately USD1.3bn* in international remittances.

Western Union, together with brands Orlandi Valuta and Vigo, has a combined network of more than 365,000 Agent locations worldwide in 200 countries and territories. Vodafone is the world’s largest mobile operator by revenue and has recently expanded the M-PESA service to Tanzania and Afghanistan. Safaricom is Kenya’s leading mobile operator and has had unprecedented success with its M-PESA service.

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* Source: The World Bank

For further information:

Vodafone Group	Western Union	Safaricom
Media Relations	Media Relations	Media Relations
Tel: +44 (0) 1635 664444	Tel: +1 720 332 4751	Tel: +254 20 35 89 000

Notes to Editors

About Vodafone

Vodafone is the world’s leading international mobile communications group with approximately 269 million proportionate customers as of 30 June 2008. Vodafone currently has equity interests in 26 countries across five continents and over 40 partner networks worldwide. For more information, please visit www.vodafone.com

About Western Union

The Western Union Company (NYSE: WU) is a leader in global money transfer services. Together with its affiliates, Orlandi Valuta and Vigo, Western Union provides consumers with fast, reliable and convenient ways to send and receive money around the world, as well as send payments and purchase money orders. It operates through a combined network of more than 365,000 Agent locations in over 200 countries and territories. Famous for its pioneering telegraph services, the original Western Union dates back to 1851. For more information, visit www.westernunion.com

About Safaricom

Safaricom is proud to be the market leader in offering innovative products like M-PESA to the Kenyan people to enhance their lifestyle and their way of efficiently doing business. During the last six months we have introduced our Hot Spot range of products, including 3G routers for our business customers and prepay modems, both utilising our exclusive 3G network, enabling all our customers to have high speed access to their email and the internet. For more information visit www.safaricom.co.ke

11 December 2008

VODAFONE AND MTV TO DISCOVER THE NEXT BIG MUSIC ACT

Vodafone and MTV announce today the launch of Vodafone Fast-track, a competition designed to discover the next big music act and set them on a fast track to fame.

Over the next four weeks, any unsigned band or artist from 26 countries around the world has an opportunity to upload their best original track to the Vodafone Soundbites website (http://www.mtv-vodafonesoundbites.com and http://www.mtvsoundbites.com in the Netherlands) along with photographs and band/artist biographies to win a once-in-a-lifetime opportunity to record a single and a professionally produced music video which will be aired on MTV and distributed through Vodafone live!

From January 7 onwards, the MTV community will have the opportunity to vote for their favourites and select the ‘top 20’ hopefuls. The winner will then be selected by a panel of industry experts including well known music executives.

The winner’s single and music video will be produced by the MTV team who will also arrange studio time to record the winning track and secure TV broadcast during commercial airtime on MTV in 29 countries

Vodafone will then help set the winning band on a fast-track to fame. Utilising the global high speed mobile network the winner’s single will be distributed via Vodafone live! across 18 European markets, as well as Australia and New Zealand

The competition spot will also be integrated within the Vodafone Music Reporter profile on MySpace (http://www.myspace.com/vodafonemusicreporter), where a forum will engage ‘friends of the community’ to discuss the favourite entrants. The winner’s video and single will then be available to stream from the MySpace Vodafone Music reporter profile.

The Vodafone Soundbites Fast-track competition will be supported by a marketing campaign with MTV running online and on TV across 26 countries.

“Following the success of Vodafone Music Reporter with MySpace, we continue to deliver unique music experiences to our customers across multiple platforms,” says David Wheldon Global Brand Director at Vodafone Group. “Vodafone Fast-track reinforces Vodafone’s credibility in the music industry, creates exciting opportunities for our customers and at the same time strengthens our position as a global communications brand.”

Jules Robinson, SVP, Viacom Brand Solutions International comments, “Together with Vodafone, MTV specifically created this competition to deepen and strengthen their consumers ability to engage with music and further to that contribute by defining talent within it. Empowering the consumer to select the future of new music talent across the world is an exciting and unique branding opportunity”

- ends -

For further information:

Vodafone Group

Investor Relations

Tel: +44 (0) 1635 664447

Media Relations

Tel: +44 (0) 1635 664444

About Vodafone

Vodafone is the world’s leading international mobile communications group with approximately 280 million proportionate customers as of 30 September 2008. Vodafone currently has equity interests in 27 countries across five continents and over 40 partner networks worldwide. For more information, please visit www.vodafone.com

About Viacom Brand Solutions International:

Viacom Brand Solutions International (VBSI), is Viacom’s international in-house brand solutions sales business. VBSI represents all the TV, digital and mobile channels of MTV Networks International – MTV, VH1, Nickelodeon, TMF (The Music Factory), VIVA, Flux, Paramount Comedy, Comedy Central, Game One, Neopets, GameTrailers, Shockwave, Addicting Games, Atom Films and Xfire. MTV Networks’ brands are seen globally in 560 million households in 162 countries and 33 languages via more than 150 locally programmed and operated TV channels and more than 350 digital media properties.

VBSI delivers advertisers creative cross platform solutions that engage consumers by investing in significant insight and by utilising the strengths of our youth and entertainment brands across multiple markets. These solutions are founded upon definitive creativity and innovative solutions constructed around branded content, sponsorship, promotions, events, new media and licensing opportunities. For more information, please visit www.vbs-media.com

Tuesday 16th December 2008

VODAFONE CRICKET SPONSORSHIP ANNOUNCEMENT

Following a highly successful 12 year partnership, Vodafone UK and the England and Wales Cricket Board (ECB) today announce that the current sponsorship agreement between Vodafone and the ECB will not be renewed. The current four year sponsorship agreement will conclude at the end of the Winter Tour of South Africa in January 2010.

Ian Shepherd, Consumer Director, Vodafone UK, commented, “We’ve enjoyed a successful relationship with the ECB and the England Team over the last 12 years and the sponsorship has provided us with a platform to build the Vodafone brand and add value to our customers. We are delighted to have been part of this dynamic and evolving sport. The England Team have been excellent brand ambassadors and we thank them for their ongoing support.

As part of an ongoing strategic review of our sponsorship portfolio, we have decided not to renew this sponsorship agreement. We remain fully committed to the successful conclusion of the sponsorship at the end of the Winter Tour of South Africa and we look forward to an exciting summer ahead with the Ashes. We are also working with the ECB to develop a legacy programme at grass roots level which builds on the long term investment we have made in the success of cricket across England and Wales.”

John Perera, ECB Commercial Director, added, “ECB and Vodafone have enjoyed some notable achievements, both on and off the pitch during this long and successful relationship. We fully respect their decision and look forward to working with Vodafone over the next twelve months, in what promises to be the start of another exciting and momentous chapter for the England Cricket Team. This however provides a wonderful opportunity for a new partner to come in to English cricket.”

- ends -

For further information please contact:

Vodafone Media Relations - Tel: +44 (0) 1635 664444

Or

Mark Ward, ECB Communications Department – Tel: +44 (0) 207 432 1200 / + 44 (0) 7825 453 613

17 December 2008

VODAFONE BRINGS LAST.FM MUSIC EXPERIENCE TO MOBILE PHONES

Vodafone Customers around the world to “Scrobble” Music from Mobiles to Last.fm Profile and Access Artist Recommendations

Vodafone and Last.fm today announced a collaboration which, for the first time, will bring the Last.fm music experience to Vodafone customers.

From today, millions of Vodafone customers throughout Europe and India, Australia and New Zealand will be able to access Last.fm’s social networking music features via their mobiles. The new mobile application includes Last.fm’s scrobbling functionality that tracks what users listen to in real-time and builds them an online music profile based on their listening habits.

Last.fm is a music entertainment platform, with an active community of over 25 million users in more than 200 countries. Through its unique Scrobbler system, Last.fm builds a profile of each user’s music taste by tracking what they listen to in real-time via their computer and now from their mobile. Last.fm can then use this information to intelligently recommend new music to each user based on their music preferences.

Customers who are new to Last.fm can register from their mobile and check out what their friends are listening to. In addition, customers in Germany will be able to click through directly to the Vodafone Music Store to sample and buy any music recommended by Last.fm.

Javier Foncillas, Head of Branded Content at Vodafone Group, says: “Music continues to be a major passion for our customers and that’s why Vodafone consistently delivers a superior music experience in a number of different ways to ensure people get the music they want, how and when they want it. With Last.fm, Vodafone continues to pioneer social networking on mobiles, delivering a new, relevant and unique music experience, to millions of customers, across our high speed, reliable network.”

Martin Stiksel, Last.fm co-founder, says: “It’s really exciting to be launching our scrobbling mobile phone application with Vodafone. We’re working hard to ensure that the Last.fm experience is available everywhere, from your desktop through hardware to phones, and this is another big step towards that goal.”

The Last.fm application is first available to download from Last.fm at www.last.fm/vodafonescrobbler, to selected Nokia handsets including the N95, N96, N78 and 6210. All of the handsets are available from Vodafone stores, online and via indirect channels. Other handset models will follow soon.

Local language versions of the application will be available in some markets including Germany, Spain and the UK from launch. English versions will be available in all other Vodafone markets.

- ends -

For further information:

Vodafone Group

Investor Relations

Tel: +44 (0) 1635 664447

Media Relations

Tel: +44 (0) 1635 664444

About Scrobbling

The Last.fm Scrobbler is an application that tracks, in real-time, what songs you listen to using your iTunes, Windows Media Player, iPod, MP3 player and more. Last.fm then uses your listening data to build your personal Last.fm music profile. The Scrobbler works in the background, automatically updating your profile every time you listen to music. Using this data about your listening habits, Last.fm can intelligently recommend new artists, events, videos and other Last.fm users based on your music taste.

About Vodafone

Vodafone is the world’s leading international mobile communications group with approximately 280 million proportionate customers as of 30 September 2008. Vodafone currently has equity interests in 27 countries across five continents and over 40 partner networks worldwide. For more information, please visit www.vodafone.com

About Last.fm

Founded in 2002, Last.fm is a CBS Corporation (NYSE: CBS.A and CBS) owned free global music platform. Last.fm offers music fans millions of tracks in every genre for free-on-demand and radio streaming thanks to partnerships with Universal, EMI, Sony BMG, CD Baby, independent aggregators The Orchard and IODA, and more than 150,000 independent artists and labels - without the need to sign up or download any software. As well as being able to access tracks for free - a service which has seen Last.fm become the fastest-growing free online music network in the U.S. - music fans can also share their music preferences by linking their media player to the Last.fm database. As a result, Last.fm can intelligently recommend songs, artists, local concerts and even other members based on their musical tastes. Last.fm also supports unsigned artists by offering them an unprecedented Artist Royalty program through which they can earn revenue directly from Last.fm every time their music is streamed. Learn more about Last.fm at http://www.last.fm/

18 December 2008

VODAFONE POSITIONED IN THE LEADERS QUADRANT FOR PAN-WESTERN EUROPEAN MOBILE SERVICE PROVIDERS MAGIC QUADRANT

Evaluation Based on Completeness of Vision and Ability to Execute

Vodafone, the world’s leading international mobile communications group, today announced it has been positioned by Gartner, Inc. in the leaders quadrant in the ‘Pan-Western European Mobile Service Providers Magic Quadrant’* report.

According to the 2008 Pan-Western European Mobile Service Providers Magic Quadrant report, “Enterprises’ sourcing patterns show a tendency to consolidate communications service provision. Traditionally, enterprises simply sourced fixed-line voice and data services from the provider that offered the best combination of services, coverage and pricing. But now, with mobile communications growing in importance in terms of cost and as “business enablers,” there is a trend to bundle fixed and mobile voice services, and to offer packages that meet all communications requirements.”

“We are pleased that Gartner has recognised the Multi-National Corporate offering Vodafone has in the market” said Nick Jeffery, Director of Vodafone Global Enterprise. “In the current economic environment, International Companies can benefit from our solutions to put them back in control of their spend, simplify their operations and ensure they are set up to make the most of their time.”

- ends -

*Gartner, Inc., “Magic Quadrant for Pan-Western European Mobile Service Providers,” by Katja Ruud, Leif Olof-Wallin and Martin Gutbertlet, 12 December 2008

For further information:

Vodafone Group

Investor Relations

Tel: +44 (0) 1635 664447

Media Relations

Tel: +44 (0) 1635 664444

About Vodafone

Vodafone is the world’s leading international mobile communications group with approximately 280 million proportionate customers as of 30 September 2008. Vodafone currently has equity interests in 27 countries across five continents and over 40 partner networks worldwide. For more information, please visit www.vodafone.com

About the Magic Quadrant

The Magic Quadrant is copyrighted 12 December 2008 by Gartner, Inc. and is reused with permission. The Magic Quadrant is a graphical representation of a marketplace at and for a specific time period. It depicts Gartner’s analysis of how certain vendors measure against criteria for that marketplace, as defined by Gartner. Gartner does not endorse any vendor, product or service depicted in the Magic Quadrant, and does not advise technology users to select only those vendors placed in the “Leaders” quadrant. The Magic Quadrant is intended solely as a research tool, and is not meant to be a specific guide to action. Gartner disclaims all warranties, express or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

18 December 2008

VODAFONE COMPLETES ACQUISITION OF STAKE IN POLKOMTEL

Further to the announcement of 29 October 2008, Vodafone announces today that it has completed the acquisition of an additional 4.8% stake in Polkomtel S.A. (“Polkomtel”) for a total consideration of €177m.

The acquisition increases Vodafone’s stake in Polkomtel from 19.6% to 24.4%, enhancing its exposure to the attractive Polish market.

- ends -

For further information:

Vodafone Group

Investor Relations	Media Relations
Telephone: +44 (0) 1635 664447	Telephone: +44 (0) 1635 664444

Notes to Editors

About Vodafone

Vodafone is the world’s leading international mobile communications group with approximately 280 million proportionate customers as of 30 September 2008. Vodafone currently has equity interests in 26 countries across five continents and over 40 partner networks worldwide. For more information, please visit www.vodafone.com

About Polkomtel

Polkomtel is the operator of the Plus GSM mobile telephone service in Poland. It was awarded its licence in February 1996, and as at 30 September 2008 had over 14 million customers. For further information, please visit www.polkomtel.com.pl

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	2 December 2008

Number of ordinary shares transferred:	339,526

Highest transfer price per share:	127.2p

Lowest transfer price per share:	127.2p

Following the above transfer, Vodafone holds 5,332,371,315 of its ordinary shares in treasury and has 52,471,957,661 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	4 December 2008

Number of ordinary shares transferred:	127,419

Highest transfer price per share:	122.6p

Lowest transfer price per share:	122.6p

Following the above transfer, Vodafone holds 5,332,243,896 of its ordinary shares in treasury and has 52,472,100,796 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), I have to inform you that the Company was advised on 4 December 2008 that on 4 December 2008 Warren Finegold, a person discharging managerial responsibilities, acquired €492,000 nominal of the 6.875% Notes due 4 December 2013 issued by the Company under its €30,000,000 Euro Medium Term Note Programme at a price of 102.29%.

Stephen Scott

Group General Counsel and Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	8 December 2008

Number of ordinary shares transferred:	43,155

Highest transfer price per share:	126.25p

Lowest transfer price per share:	126.25p

Following the above transfer, Vodafone holds 5,332,200,741 of its ordinary shares in treasury and has 52,472,154,529 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	9 December 2008

Number of ordinary shares transferred:	278,365

Highest transfer price per share:	126.6p

Lowest transfer price per share:	126.6p

Following the above transfer, Vodafone holds 5,331,922,376 of its ordinary shares in treasury and has 52,472,432,894 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	10 December 2008

Number of ordinary shares transferred:	66,239

Highest transfer price per share:	135.45p

Lowest transfer price per share:	135.45p

Following the above transfer, Vodafone holds 5,331,856,137 of its ordinary shares in treasury and has 52,472,499,133 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	11 December 2008

Number of ordinary shares transferred:	20,100

Highest transfer price per share:	135.05p

Lowest transfer price per share:	135.05p

Following the above transfer, Vodafone holds 5,331,836,037 of its ordinary shares in treasury and has 52,472,519,233 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	12 December 2008

Number of ordinary shares transferred:	241,016

Highest transfer price per share:	133.p

Lowest transfer price per share:	131.55p

Following the above transfer, Vodafone holds 5,331,595,021 of its ordinary shares in treasury and has 52,472,760,249 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	15 December 2008

Number of ordinary shares transferred:	93,313

Highest transfer price per share:	132.05p

Lowest transfer price per share:	132.05p

Following the above transfer, Vodafone holds 5,331,501,708 of its ordinary shares in treasury and has 52,472,853,562 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	16 December 2008

Number of ordinary shares transferred:	77,104

Highest transfer price per share:	128.5p

Lowest transfer price per share:	128.5p

Following the above transfer, Vodafone holds 5,331,424,604 of its ordinary shares in treasury and has 52,472,930,666 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), I have to inform you that the Company was advised on 17 December 2008 by Computershare Trustees Limited that on 10 December 2008 the following directors and persons discharging managerial responsibility acquired an interest in the following number of shares of US$0.11 3/7 each in the Company at the price of 133p per share pursuant to the rules of the Vodafone Group Share Incentive Plan:

Andrew Nigel Halford*	188
Michel Combes	188
Terry Dean Kramer	188
Stephen Roy Scott	188

* Denotes Director of the Company

Philip Howie

Deputy Group Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	18 December 2008

Number of ordinary shares transferred:	51,786

Highest transfer price per share:	129.8p

Lowest transfer price per share:	128.5p

Following the above transfer, Vodafone holds 5,331,372,818 of its ordinary shares in treasury and has 52,472,982,452 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	23 December 2008

Number of ordinary shares transferred:	118,314

Highest transfer price per share:	129.95p

Lowest transfer price per share:	129.95p

Following the above transfer, Vodafone holds 5,331,254,504 of its ordinary shares in treasury and has 52,473,106,849 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES – Voting Rights and Capital

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	30 December 2008

Number of ordinary shares transferred:	85,049

Highest transfer price per share:	128.55p

Lowest transfer price per share:	128.55p

Following the above transfer, Vodafone holds 5,331,169,455 of its ordinary shares in treasury and has 57,804,381,514 ordinary shares in issue (including treasury shares). Each such ordinary share has one vote per share. Vodafone has 52,473,212,059 ordinary shares in issue (excluding treasury shares).

The total number of voting rights in Vodafone is 52,473,212,059. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FSA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: January 9, 2009	By: /s/ S R SCOTT
Name: Stephen R. Scott
Title: Group General Counsel and Company
Secretary